UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-42394

Sunrise Communications AG

(Exact name of registrant as specified in its charter)

Thurgauerstrasse 101b

8152 Glattpark (Opfikon), Switzerland

Tel: +41 58 777 76 66

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Sunrise Communications AG (the “Company”) is furnishing this Form 6-K to provide three month interim financial statements and incorporate such financial statements into the Company’s registration statements referenced below.

The information set forth in this Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration No. 333-283098 and No. 333-283426), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNRISE COMMUNICATIONS AG

By:	/s/ Marcel Huber
	Name:	Marcel Huber
	Title:	General Counsel and Corporate Affairs Officer of Sunrise Communications AG

Date: August 19, 2026

EXHIBIT

Exhibit	Description of Exhibit

99.1	News Release dated August 19, 2026

99.2	Second Quarter 2026 Interim Financial Results